November 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Margaret Fitzgerald or Ms. Angela Connell
100 F Street, N. E.  Mail Stop 4561
Washington, D. C. 20549

Re:           Navistar Financial Corporation
Form 10-K for Fiscal year ended October 31, 2004
Filed February 15, 2005
File No. 001-04146

Dear Ms. Fitzgerald and Ms. Connell:

On behalf of Navistar Financial Corporation (the “Corporation”), this letter is in response to comments provided by the Securities and Exchange Commission (“SEC” or “Commission”) staff in your initial letter of September 27, 2005 and your letter dated December 20, 2005, asking for clarification to our November 21st response to your letter of September 27, 2005, with respect to the Corporation’s Annual Report on Form 10-K for the year ended October 31, 2004.  The SEC comments and the responses from the Corporation are set forth below.

Between December 2005 and the date of this letter, the Corporation experienced several events that prevented it from filing the various annual and quarterly reports required by the Securities and Exchange Act of 1934, as amended,  specifically the Annual Report on Form 10-K for the fiscal years ended October 31, 2005 and October 31, 2006 and the Quarterly Reports on Form 10-Q as of January 31, 2006, April 30, 2006, July 31, 2006, January 31, 2007, and April 30, 2007.  In April 2006, we replaced our independent registered public accountants and in November 2006, we announced the need to restate our financial statements for fiscal years 2003 and 2004 and all quarterly periods subsequent to October 31, 2002 through July 31, 2005.  Since these events and changes are so significant, we are responding to both letters here because some of our previous responses are no longer appropriate or have changed given the new circumstances.

Navistar Financial Corporation acknowledges that: (i) the Corporation is responsible for the adequacy of the disclosure in its Form 10-K for the periods ended October 31, 2004 and October 31, 2005; (ii) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and, finally, (iv) the Division of Enforcement has access to all information the Corporation provides to the staff in connection with staff’s comments on the filing noted above.

The Corporation intends to revise future filings to reflect the changes depicted in Exhibit A, beginning with the Corporation’s October 31, 2005 Form 10-K.  We respectfully request your response to our revisions as soon as possible.

We look forward to working with you to ensure the appropriateness of the Corporation’s enhanced disclosure.  Please feel free to contact me at anytime at 630-753-4094 or via email at John.Mulvaney@navistar.com.

Sincerely,

John V. Mulvaney, Sr.
Principal Accounting Officer
Navistar Financial Corporation

Cc:           Margaret Fitzgerald, SEC
Kristin L. Moran, NFC General Counsel
Stacey Prange, NFC Asst. Secretary
Alice M. Peterson, Chairman NFC Audit Committee

In these replies the following naming convention is used:
“Corporation” or “NFC” refers to Navistar Financial Corporation, File No. 001-04146;
“Navistar” or “NIC” or “parent company” refers to Navistar International Corporation, File No. 001-9618; “International” or “ITEC” refers to International Truck and Engine Company which owns 100% of NFC and is owned 100% by NIC.

As stated, the responses to the staff comments are shown in a table format to assist in matching the staff’s comments to the Corporation’s responses.  Requested revisions to the actual 2004 disclosure, which the Corporation intends to reflect in future filings, are found in Exhibit A.

General comments prior to specific responses to both the September and December letters from the Commission:

The Corporation uses the asset backed securitization market (both public and bank conduits) to fund its acquisition of receivables.  In previously filed financial statements all retail notes and leases were removed from the Corporation’s financial statements when transferred to an SPE/QSPE in accordance with the provisions of SFAS No. 140.  In fiscal 2004, the Corporation determined that it did not appropriately value or account for its retained interests in securitized retail notes and finance leases.  The Corporation had maintained a separate allowance for losses on its sold receivables and did not include the net losses in the QSPE’s cash flows.  The Corporation also did not record the retained interests at the time of transfer using the allocated basis methodology as required by SFAS No. 140.  The cash reserve accounts in the QSPE were not valued as retained interests, but as interests sold and valued by using the cash in method.  Finally, the discount rate used by the Corporation was determined subsequently to be inappropriately low, thus overstating both the retained interests and the gain on sale.  These facts led to the 2004 restatement as reflected in our 2004 Annual Report on Form 10-K and were commented upon by the Commission Staff in a letter dated September 27, 2005 and the Staff’s follow up letter dated December 20, 2005.

Since the Corporation’s response dated November 18, 2005, and as noted above, the Corporation announced another restatement in November 2006 (the “2005 Restatement”).  The primary item identified in the new restatement again involves the retail securitizations and the sale requirements of SFAS No. 140.  As a result of dialogue with our new registered public accountants and review of NFC’s servicing procedures for retail notes and leases, management concluded that the Corporation retained effective control over the non-fleet retail and lease receivables (“non-fleet retail”) and that the conditions of SFAS No. 140 for sale treatment on these securitizations were not satisfied. Thus sale accounting was not appropriate. As a result, the non-fleet retail securitizations will be accounted for as secured borrowings.  In addition to the non-fleet retail securitizations, the Corporation corrected other errors in accounting, including two sale-lease back transactions, retained interest valuations on securitizations that did meet the requirements for sale accounting under SFAS No. 140, the valuation of and accounting for an exchangeable debt derivative and several other items identified during the restatement at Navistar, the largest of which concerned pension and postretirement benefits. The Corporation will include a separate restatement footnote in its 2005 Form 10-K which will provide additional disclosures and show the impact of these restatement items.

As to securitization accounting, the Corporation has consolidated the various Trusts and accordingly will record the assets (note and lease receivables, net of an allowance for losses) and liabilities (secured borrowings) related to certain transfers of assets, reverse the associated gains and losses on sale previously recognized, as well as servicing income, and record interest income on loans and interest expense on debt.  Additionally, any adjustments made during the restatement announced in 2004 relating to non-fleet retail securitizations have been reversed.  A cumulative adjustment in the amount of $11.5 million will be made to retained earnings as of November 1, 2002 for all non-fleet retail securitizations open on that date and a cumulative adjustment of $32.7 million will be made to retained earnings at November 1, 2002 for all other adjustments recognized in the 2005 Restatement.

Since the non-fleet retail securitizations no longer receive sale treatment for accounting purposes the purchases/originations, collections will be reported as part of cash flow from investing activities.  The issuance and payments on secured borrowings are part of financing activities.

The following responses incorporate our letter of November 18, 2005, and Exhibit A thereto, and the additional questions raised by the Commission staff in the December 2005 letter.  (Staff comments from December and the Corporation’s responses are in Italics.)   If our previous responses have changed because of the restatement process, those changes have been indicated by black-lining.

Specific Inquiries from the Securities and Exchange Commission

Financial Statements

Note 1:  Summary of Accounting Policies
Revenue on Receivables, page 17 (from September letter)

1.  Please revise to more clearly describe each type of receivable and its associated revenue recognition policy.   For example,

•  Clarify the difference between “finance receivables” and “other finance receivables” as reported on your balance sheet.

•  More clearly describe what wholesale and retail notes and accounts represent and how revenue is recognized for each.

•  Clarify whether the term “finance leases” refers to direct financing leases.  If so, please disclose your accounting policy for such leases.

•  Distinguish between the types of revenue that you earn.   For example, clarify that revenue from retail notes and finance leases represents interest income, while revenue from operating leases is earned in the form of rental income.

Note 1:  Summary of Accounting Policies
Sales of Receivables, page 17 (September letter)

2.  Please revise to describe the components of “income related to sales of finance receivables” as reported on your income statement.  In addition, please tell us how you determined that it was appropriate to classify such income as revenue as opposed to other income.

Response to Comment Nos. 1 and 2

For response to Comment No. 1 and 2, the Corporation agrees with the staff and will revise the disclosure in Note 1: Summary of Accounting Policies – Finance Receivables, Revenue Recognition and Sales of Receivables and intends to clarify the titles of line items on the Statements of Consolidated Income to provide further clarification.

See Exhibit A for the revised disclosure of the information in the Company’s Form 10-K which was requested in Comments 1 and 2.

In our disclosure in the 2004 Form 10-K, the line titled “finance receivables” reported retail notes and finance lease receivables while “other finance receivables” reported the wholesale notes, wholesale accounts and retail accounts.  As illustrated in Exhibit A, the Corporation will discontinue this disclosure in future filings.

Exhibit A clarifies that finance leases refer to direct financing leases.

The Corporation will revise Note 1. Summary of Accounting Policies – Sales of Receivables to describe the components of “income related to sales of finance receivables”

NFC classifies “income related to sales of finance receivables” as revenue based on our approach to reporting on a “single step” basis.  That is, the Corporation groups all of its revenues and expenses together and does not have any other subtotals prior to income before taxes.  As a result, a separate category for “other income” is not applicable.  See Exhibit A

Note 1:  Summary of Accounting Policies
Sales of Receivables, page 17(September letter)

3.     Please revise to disclose the key assumptions used in subsequently measuring the fair value of your retained interests (including, at a minimum, quantitative information about discount rates, expected prepayments including the expected weighted-average life of pre-payable financial assets, and anticipated credit losses, including expected static pool losses.)  Refer to paragraph 17(g) of SFAS 140.

Note 1: Summary of Accounting Policies
Sales of Receivables, page 17(September letter)

4.     Please revise to disclose the following for all material servicing assets and servicing liabilities in accordance with paragraph 17(e)of SFAS 140:

•  the amounts of servicing assets or liabilities recognized and amortized during the period;

•  the fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value;

•  the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140; and

•  the activity in any valuation allowance for impairment of recognized servicing assets—including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances—for each period for which results of operations are presented.

From the Commission’s letter dated December 20, 2005

1.     We note your response to comment 4 of our letter dated September 27, 2005 (see above).  In the interest of transparency, please revise future filings to disclose that the servicing income that you receive is just adequate to compensate you for your servicing responsibilities.

Response to Comment No. 3

Rather than provide the requested assumptions in NFC’s Note 1. Accounting Policies, the Corporation will revise its future filings beginning with the 2005 Form 10-K and include this information in Note 15. Securitization Transactions.  Please see Exhibit A.

Response to Comment No. 4

The Corporation does not have any material servicing assets or liabilities as its servicing income is just adequate compensation for the services it provides.  Paragraph 62 of SFAS 140 states, in part, “….the initial measure for servicing may be zero if the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.”  Question 78 of the FAS 140 Implementation Guidance indicates that “a servicing contract that entitles the servicer to receive benefits of servicing just equal to adequate compensation, regardless of the servicer’s own servicing costs, does not result in recognizing a servicing asset or a servicing liability.”  In addition, it states that “adequate compensation is determined by the market place.”

The Corporation has determined that the contractual servicing fee represents market value, or just adequate compensation for its responsibilities.  The Corporation maintains a contract with an independent back-up servicer that has agreed to accept the Corporation’s servicing fee as compensation should a servicer default occur.  This acceptance confirms the Corporation’s fee is market based at inception.  In addition, to further evidence that our servicing fee represents market value, the Corporation periodically reviews servicing fees and related accounting as disclosed by other major securitizers in the automotive sector in order to support the conclusion that Corporation’s servicing fee is market based.

Response to Comment 1 in December letter.

Beginning with the 2005 Form 10-K, the Corporation will begin disclosing that “the servicing income received is just adequate to compensate us for our servicing responsibilities.”
(See bottom of page 2 in Exhibit A)

Note 1: Summary of Accounting Policies
Finance Receivables, page 18 (September letter)

5.     Please revise to disclose how you account for finance receivables in which you do not have the intent and ability to hold for the foreseeable future considering the guidance in paragraph 8 of SOP 01-6.  In addition, given your history of securitizing finance receivables, tell us how you considered whether all or a portion of your finance receivables should be reported as held for sale as of October 31, 2004.

Finance Receivables, page 18  (December letter)

2.    We note your response to comment 5 of our letter dated September 27, 2005. Please quantify for us the dollar amount of finance receivables that were designated as held for sale as of October 31, 2004 but not separately reported on your balance sheet.

Note 1:  Summary of Accounting Policies
Finance Receivables, page 18 (September letter)

6.  We note on your cash flow statement that you have sold a significant amount of your finance receivables.  Please tell us how you considered the guidance in paragraph 9 of SFAS 102 and SOP 01-6 in determining the appropriate classification of cash flows related to the origination and sale of finance receivables.

Sales of Receivables, page 17 (December Letter)

3.    We note your responses to comments 5 and 6 in our letter dated September 27, 2005. Based on the guidance in SOP 01-6, receivables may be classified as held for investment only if management has the intent and ability to hold receivables for the foreseeable future, or until maturity or payoff. Please tell us the timeframe you consider to be the "foreseeable future" For example, in your response to comment 6, you state that finance receivables are not originated with the intent to sell them "within a short period of time." Explain what you consider to be a short period of time and reconcile this to your concept of the foreseeable future.

4.  On page 7, of your Form 10-K you disclose that your traditional funding sources have included sales of finance receivables, short and long term bank borrowings, and medium and long-term debt. You further state that your current debt ratings have made sales of finance receivables the most economical source of funding. These disclosures support the activity in your Statement of Cash Flows which shows sales from finance receivables to be your most significant source of cash proceeds during each of the past three fiscal years. Please tell us how you have considered such historical experience in determining the appropriateness of classifying such loans as held for investment upon origination.

Response to Comment No. 5

Because the non-fleet retail securitizations do not qualify for sale treatment the designation “held for sale” is no longer applicableto these receivables.  The $396 million of these receivables at October 31, 2004, are reported as part of Finance Receivables in the Consolidated Statements of Financial Condition and designated as “held for investment” and recorded at historical cost.

The Corporation purchases wholesale notes and certain short term retail fleet accounts.  These purchased assets are designated as “held for sale,” accounted for at the lower of cost or market and transferred/sold when eligible. The primary reason for holding wholesale notes is the concentration limits contained in the legal documents. The retail fleet accounts are not sold because of limitations on the amount “deemed eligible” for certain customers but are sold/transferred when eligible.

Response to Comment 2 in December letter.

The amount was $396 million of retail notes.  It has been included in the information above for the Response to Comment 5 from the September letter.

Response to Comment No. 6

With all non-fleet retail notes and finance leases remaining on balance sheet and the associated debt classified as secured borrowings, the guidance in SFAS 102 and SOP 01-6 as to classification requires all proceeds from issuance of securitized debt and payments thereon to be classified as financing activities in the Consolidated Statements of Cash Flow.  The originations and collections on non-fleet retail notes and finance leases are reported as investing activities in the Consolidated Statements of Cash Flow.

For wholesale notes the daily sale and collection of notes is shown as a “net” change in the operating section of the Consolidated Statements of Cash Flow in accordance with paragraph 13 of SFAS No. 95 as amended by SFAS No. 104.

Response to Comments 3 and 4 in December letter

The Corporation believes that the original question and the two follow-up questions in the Staff’s letter dated December 20, 2005 are no longer applicable as a result of the Corporation’s determination that the non-fleet retail notes and finance leases do not qualify for off-balance sheet treatment under SFAS 140 and that the debt associated thereto is reported as secured borrowings.  Thus, the Corporation has changed the reply to the September comment above.

Note 2:  Restatements, page 20 (September letter)

7.   Please revise to more clearly explain your restatement related to your securitization activities.   Clearly explain your prior accounting policy for retained interests, including interest-only receivables, and explain why such accounting was subsequently determined to be inappropriate.  In addition, clearly explain your current accounting policy for retained interests, specifically interest-only receivables.

Response to Comment No. 7

The following response was provided in November 2005 prior to the Corporation announcing another restatement related to SFAS No. 140.  Now the response refers exclusively to non-fleet retail securitizations.

Prior to the 2004 restatement, the Corporation did not appropriately value or account for its retained interests in securitized retail notes and finance leases.  The Corporation maintained a separate allowance for losses on its sold receivables and did not include the net losses in the QSPE’s cash flows.  The Corporation also did not record the retained interests at the time of transfer using the allocated cost basis methodology as required by SFAS No. 140.  The cash reserve accounts in the QSPE were not valued as retained interests, but as interests sold and valued by using the cash in method.  Finally, the discount rate used by the Corporation was determined to be inappropriately low, thus overstating the retained interests, as well as the gain recognition.

Previously the Corporation reported the retained interests at amortized cost and recognized variances in excess spread (interest received from the customer less interest paid to the investor) between the original forecast on which the gain was based and actual results in the period in which the variances occurred.  Fair value estimates and evaluations for impairment on the retained interest under EITF 99-20 were not performed.  This accounting had reported results which were different from results if the requirements of SFAS 140 and EITF 99-20 had been followed.

NFC’s current accounting policy records retained interests, which include interest-only receivables, cash reserve accounts, over collateralization and subordinated certificates, at relative fair value or allocated cost in the periods in which the sales occur.   The discount accretion related to the retained interests is recognized on an effective yield basis.

Management estimates the payment speeds for the receivables sold, market-based discount rates used to determine the fair value of the retained interests and the anticipated net losses on the receivables in order to determine the fair value of the retained interests.  The method for calculating the gain or loss aggregates the receivables in a homogenous pool.  Estimates are based on historical experience, anticipated future portfolio performance and other factors and are made separately for each securitization transaction.  In addition, the Corporation re-evaluates the fair value of the retained interests on a quarterly basis and recognizes changes as required by EITF 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.

Note 2:  Restatements, page 20 (September letter)

8.    Please revise to more clearly explain the adjustment that was made to recognize a residual value guarantee of $11.9 million.   Clearly describe the nature of this guarantee and your related accounting policy for residual value guarantees.

Note 2: Restatement, page 20 (December Letter)

5.  We note your response to comment 8 of our letter dated September 27, 2005. We are still unclear as to the nature of the lease transactions that resulted in the recognition of a residual value guarantee of $11.9 million. Please advise us as follows with respect to these transactions:

•  More clearly explain each component of the transactions described in your response and its related accounting treatment.

•  Tell us how you determined it was appropriate to remove the equipment from your balance sheet given your treatment of the lease-back as a capital lease.

•  Tell us how you applied the guidance in paragraphs 21-22 of SFAS 13 to these transactions.

Provide us with sample journal entries that illustrate each step in the transactions.

Response to Comment No. 8

This guarantee reflected the sale in fiscal year 2000 to a third party of the beneficial interests in an operating lease and the lease back of those beneficial interests under a capital lease with a terminal rental adjustment clause (“TRAC”).  The minimum lease payments, assigned to the third party, were made directly to the third party and were non-recourse to the Corporation.  With the assignment, the Corporation discharged its obligations under the capital lease except for its obligations under the TRAC clause.

Prior to the 2004 restatement, the Corporation removed the equipment from its balance sheet and did not record any asset or liability related to this transaction.

In the restatement the equipment, as part of the beneficial interest, was still removed from the balance sheet and instead the Corporation recognized a capital asset and liability related to the TRAC amount.  The Corporation recognized these changes for fiscal 2003 in the 2004 Form 10-K Statements of Consolidated Financial Condition.  The capital asset was within Other Assets and the liability related to the capital lease obligation was within Other Liabilities.

The Corporation no longer has any material residual guarantees as the transactions described above reached the end of their term in the 3rd quarter of 2004.

Management believes that the prior disclosure is not misleading to investors and adequately described the facts and circumstances of the transactions.

Response to Comment 5 in December letter

The following provides background to the transaction that gave rise to this issue.  In early 2000, ITEC sold 530 trucks to a significant customer.  Historically, this customer has financed its payments to ITEC by using outside sources.  In this transaction, for the first time, the customer accepted the proposal made by the Corporation to be the funding source; agreements to provide the financing concluded in early May 2000.  Under the terms of the arrangement negotiated with the customer, the Corporation agreed to purchase the trucks from the customer for $35 million, which was the price at which the customer acquired the trucks from ITEC.  The Corporation then leased the trucks back to the customer under an operating lease.  Simultaneously, the Corporation entered into a sale-leaseback of the equipment with a bank under which the bank paid $35 million to acquire the trucks.  Under the terms of the lease with the bank, the Corporation assigned its rights to the future lease payments to be made by the customer and was legally released from its obligation to make lease payments, except for the obligation under the terms of the Terminal Rental Adjustment Clause (“TRAC”) contained in the lease, even if the customer was in default of its obligation to make payments.  (The TRAC provision obligates the Corporation to make a payment to the bank if, at the end of the lease, the fair value of the leased trucks is less than $11.9 million.  The TRAC provision also entitles the Corporation to the amount by which the fair value of the leased trucks at the end of the lease term exceeds $11.9 million.)

The Corporation believes that by analogy EITF Issue No. 93-8, “Accounting for the Sale and Leaseback of an Asset That Is Leased to Another Party,” is the relevant authoritative literature to determine the proper accounting for the transaction.  Under the consensus on Issue 93-8, the seller-lessee in a sale-leaseback of non-integral equipment that is either subject to an operating lease or is intended to be subleased to a third party under an operating lease should account for the transaction in accordance with paragraphs 32 and 33 of SFAS No. 13 “Accounting for Leases.”  In reaching that consensus, the EITF rejected accounting for the transaction as a financing under paragraphs 21 and 22 of SFAS No.13.  In applying the guidance in Issue 93-8, the Corporation believes that the sale-leaseback with the bank should have been treated as a capital lease based on the criteria in paragraph 7 of SFAS No. 13.

Further, in accounting for the sale-leaseback with the bank, the Corporation believes the guidance in paragraph 38(a) of SFAS No. 13 applies because despite the legal release by the bank of the Corporation’s obligation to make annual lease payments we remained the primary obligor for the $11.9 million TRAC payment.  Accordingly, the Corporation should have removed the asset and liability relating to the lease payments under the capital lease from its balance sheet; there would have been no gain or loss as the Corporation was legally released at the inception of the lease agreement.  Therefore, the release would have affected the asset and liability equally.  However, because the Corporation was not released from its obligation under the TRAC, management of the Corporation believes it should not have removed the portion of the asset and obligation under the capital lease relating to that residual TRAC obligation.  That conclusion was the reason for the $11.9 million correction in the previous restatement of the 2003 and 2004 financial statements.

In 2004, the Corporation made the $11.9 million TRAC payment and placed the vehicles in its inventory.  At the time it acquired the trucks management concluded that the $11.9 million was the current fair value and no impairment had occurred.

Sample journal entries for this transaction follows below:

While preparing its response to the Commission Staff’s December comments, the Corporation identified two additional transactions from 2000 involving the same customer of ITEC and a different secondary funding source with facts very similar to those outlined above.  However, unlike the first transaction, the Corporation was not legally released from its obligation to make lease payments to the lender if the customer failed to make its payments directly to the funding party.  Accordingly, the Corporation should have recorded, but did not, a capital lease asset and obligation for each of those transactions.

As part of the 2005 Restatement, the accounting for these two leases was corrected and will be identified in Footnote 2 RESTATEMENT in the Notes to Consolidated Financial Statements in the 2005 Form 10-K.

In all three transactions, no gain or loss was recorded related to the sale of the equipment to the funding sources or the various leases involved.  The only gain or loss recorded occurred as the Corporation subsequently sold the used units in the used vehicle market, and was not material.

Sample Journal Entry At Inception 5/1/00

		Debit	Credit
		($ millions)
1	Cash		35.8
	Fixed assets	35.8
	Pay Customer.

2	Assets under Operating Leases	35.8
	Fixed Assets		35.8
	Leaseback to Customer.

3	Cash	35.8
	Assets under Operating Leases		35.8
	Sale of equipment to bank.

4	Leased property under Capital Leases	35.8
	Obligations under Capital Leases		35.8
	Leaseback from Bank.

5	Obligations under Capital Leases	23.9
	Leased Property under Capital Lease		23.9
	Release of Obligation.

Note 3. Transactions with Affiliated Companies Assumption of Debt, page 22 (September letter)

9.  Please revise to clearly explain how you accounted for the assumption of debt by Navistar.  Specifically disclose how this transaction resulted in an $11.9 million increase in your additional paid-in capital

Response to Comment No. 9

As part of the 2005 Restatement, the Corporation re-examined its accounting treatment related to the issuance and subsequent assumption by Navistar of the $220 million of 4.75% Exchangeable Notes issued by the Corporation in 2002.  The Corporation concluded that the initial issuance contained a conversion feature which was an embedded derivative as defined in SFAS No. 133 which required separate bifurcation and valuation.   The valuation incorporated the interplay of a redemption feature, the price movement in Navistar common stock and the possibility of a change in control at Navistar.

When the Exchangeable Notes (“E Notes”) were originally issued in 2002, NFC recorded Unamortized Debt Discount of $50.5 million and debt issuance costs of $5.5 million.  The Corporation did not record the embedded conversion feature which permitted the holders of the E Notes to convert the E Notes into Navistar shares upon exchange.  During the 2005 Restatement the Corporation determined that the conversion option held by the Holders was an embedded derivative that required bifurcation.  A third party was engaged to calculate the fair value of the derivative and the Corporation recorded the derivative upon the issuance of the debt at its fair value of $61.5 million.  NFC also adjusted the previously recorded discount accretion from issuance in March 2002 and assumption by NIC in June 2004 to reflect this new value.  The changes in fair value from March 2002 to June 2004 were calculated by the third party and recorded as other expense.

Initially the $50.5 million payment to NIC was considered to be the purchase of a call option. Upon subsequent review of the legal documents and discussions with counsel, management determined that the $50.5 million should not be classified as the purchase of a call option as no legal contract existed between NFC and NIC, thus the initial recording was reversed. Since there was no legal contract, the payment to NIC was reflected as a capital transaction separately from the issuance of the E Notes and reflected as a reduction to Paid-in Capital in 2002.

When the E Notes were assumed by Navistar in June 2004, the difference between the cash paid to Navistar and the carrying value of the debt was accounted for as a change in paid-in capital.  Since the terms of the assumption resulted in a legal extinguishment for NFC the remaining value of the embedded derivative was removed and accounted for as a change to paid-in capital.    The original $11.9 million recognized upon assumption and disclosed in the original 2004 Form 10-K was reversed 2005 Restatement process.

The Corporation’s accounting for this transaction as a change in Navistar’s investment in the Corporation is based on Footnote No. 1 to APB 26, which indicates that “…extinguishment transactions between related parties may be in essence capital transactions.”

Please see Exhibit A for revised and expanded disclosure.

Note 6:  Allowance for Losses, page 24 (September letter)

10.    Please revise to fully explain the reasons for changes in each element of your allowance for losses so that a reader can understand how changes in risks in the portfolio during each period relate to the allowance established at period-end.
•  Quantify and explain how changes in your estimation methods and assumptions affected the allowance;

•  Quantify and explain how changes in finance receivables and lease concentrations, quality, and terms that occurred during the period are reflected in your allowance.

•  Quantify your gross charge-offs and recoveries for each period presented.

Note 6: Allowance for Loan Losses, page 24 (December letter)

6.    We note your response to comment 10 of our letter dated September 27, 2005.  Please revise your future filings either in your footnotes or MD&A to provide discussion of the risk factors associated with each type of receivable category evaluated for valuation to provide investors a better understanding of the conditions you have considered in evaluating the adequacy of the allowance.

7.    We note your response to comment 10 of our letter dated September 27, 2005. Please revise your future filings to disclose the allocation of your allowance for losses to each pool of finance receivables. Consider providing this disclosure in a tabular presentation.

Response to Comment No. 10

Please see Exhibit A for revised disclosure to Note 1. Summary of Accounting Policies and Note 6. Allowances for Losses.

In fiscal year 2004, for all periods presented in the previously filed 2004 Form 10-K, the Corporation changed its methodology to estimate the required allowance for losses by estimating the required allowance for each type of receivable rather than on a total portfolio basis.  This change reduced the impact that historical retail note losses had on the estimate.  As retail notes generally have the highest loss rate this methodology resulted in a lower total allowance level.  However, because the non-fleet receivables are being accounted for as secured borrowings in the 2005 Restatement, a restated (larger) allowance for loss will be presented in the Corporation’s financial statements.

The Corporation’s finance receivables portfolio did not have significant changes in concentration or term, and only slight changes in overall quality in fiscal 2004 and 2003 that would have impacted the allowance.

With respect to the requested disclosure of gross charge-offs and recoveries, the Corporation has included a copy of the proposed disclosure, and will disaggregate historical net losses into charge-offs and recoveries.   See Exhibit A.

Corporation Response to Comments 6 and 7 in December letter

The discussion of risk factors associated with each type of receivable category will be included in our MD&A section discussions beginning with the 2005 Form 10-K.

The information requested related to allocation of the allowance for losses by type of finance receivable will be presented in a table in the MD&A discussions beginning in the 2005 Form 10-K.

Note 6:  Allowance for Losses, page 24 (September letter)

11. Please revise to include a complete description of your accounting policy for the allowance for losses.   Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses.

Specifically discuss the following:
•  Explain how you determine each element of the allowance.

•  Explain which contracts are evaluated individually and which contracts are evaluated as a group.

•  Explain how you determine both the allocated and unallocated portion of the allowance for losses.

•  Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.

•  Explain how you consider recourse provisions maintained by International in determining each element of your allowance.

Response to Comment No. 11

Please see Exhibit A for revised disclosure to Note 6. Allowances for Losses.

The Corporation evaluates its allowance for losses based on the pool method by asset type: retail notes and finance leases, wholesale notes, retail accounts and wholesale accounts.  The finance receivables in these pools are considered to be relatively homogenous.

The Corporation’s estimate of the required allowance is based on applying an estimated loss percentage to the finance receivables on its balance sheet.  The estimated loss percentage is based on its historical average annual losses as a percent of average finance receivable balances and its current year estimate of annual losses as a percent of its estimate of average receivable balances.

The current year estimate of losses is developed by reviewing past due balances, current repossession frequency, recovery percentages on recently repossessed vehicles and current economic conditions.  These qualitative conditions include, but are not limited to, diesel fuel price changes, freight tonnage and freight carrier profitability.

The estimate is developed by NFC Controller’s office and the VP of Operations.  It is then reviewed by the NFC CEO and executive staff before being presented to Navistar’s Controller, CFO and CEO.

In addition, when the Corporation identifies significant customers (generally over $500,000 of exposure) at probable risk of default, that customer’s receivables are removed from the pools and separately evaluated for estimated losses based on the market value of the collateral and specific terms of the receivable contract.  The Corporation uses its significant experience in remarketing transportation equipment to estimate market values.

The Corporation does not have any unallocated or general allowance related to its finance receivables.

The Corporation does not grade its loans.

The recourse provisions maintained by International are reflected in the historical and forecasted loss percentages, and thus, considered in deriving the allowance for loan losses.

Note 12:  Commitments and Contingencies, page 33 (September letter)

12.  We note that you have guaranteed the outstanding debt of affiliates, certain derivative contracts and the adequacy of Harco’s loss reserve.  Please revise to clearly explain how you have accounted for each of these guarantees considering the guidance in FIN 45.

Note 12: Commitments and Contingencies, page 33 (December letter)

8.    For the purpose of transparency to the reader, please revise future filings to briefly disclose your basis for not recognizing a liability for your guarantees of the outstanding debt of affiliates under FIN 45.

Response to Comment No. 12

The affiliates listed in the disclosures of guarantees of debt and derivatives have a common parent with the Corporation.  Therefore, per Paragraph 7(h) of FIN 45 (see below), no liability is recorded.  The Corporation believes it has met all of the disclosure requirements of FIN 45 for those guarantees.

FIN 45, Paragraph 7

“7.0 The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to the disclosure requirements:

7(h.)                      A subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.”

The guarantee related to Harco National Insurance Company was created in November 2001 in connection with the Corporation’s sale of Harco to an unrelated third party.  Thus, it arose prior to the effective date of FIN 45.  FIN 45 paragraph 20, states, “the initial recognition and initial measurement provisions in paragraphs 9 and 10 shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.  The guarantor’s previous accounting for guarantees issued prior to the date of this Interpretation shall not be revised or restated…..”

This guaranty with Harco was extinguished in 2006 with no gain or loss recognized.

Corporation Response to Comment 8 in December letter

The following disclosure will be added to the Commitments and Contingencies footnote to the financial statements beginning with the 2005 Form 10-K:

The Corporation has not recognized a liability related to any of these guarantees because FASB Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45) states in part that “a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent . . . are not subject to the . . . recognition and . . . measurement provisions of this Interpretation but are subject to the disclosure requirements.”

Note 14:  Derivative Financial Instruments, page 35 (September letter)

13.   We note from your table on page 35 that you hold two interest rate caps and an interest rate swap for which you apply hedge accounting under SFAS 133.   Please advise us as follows with respect to these derivatives:

•  Identify each type of asset or liability for which you employ hedging strategies.

•  Clearly describe the terms of both the hedging instrument and the hedged item.

•  Describe the specific documented risk being hedged.

•  Disclose the hedging classification for each derivative instrument.

•  Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

•  Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

•  Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

•  For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us how you determined that such hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Note 14: Derivative Financial Instruments, page 35 (December letter)

9.    We note your response to comment 13 of our letter dated September 27, 2005. Please revise future filings to clearly describe your accounting policy for derivative instruments for which you apply hedge accounting, including their hedging designation and the methods used to assess effectiveness.

Response to Comment No. 13

In its 2004 Form 10-K, the Corporation disclosed hedge accounting on three derivatives: two interest rate caps and an interest rate swap.

Interest Rate Caps:
The Corporation’s accounting for these stand alone derivatives complied with SFAS No. 133, specifically, that changes in the fair value were recognized through the income statement.  The disclosure in the footnote, however, gave the impression the caps were receiving hedge accounting treatment.  This was not the case and in future filings, the reference to hedge accounting treatment will be eliminated.

Interest Rate Swap:
The Corporation entered into the interest rate swap to fix the interest rate on an amortizing tranche of its variable rate revolving debt.  The hedge was to protect the Corporation from changes in cash flows related to changes in interest rates on this funding source.  Hedge effectiveness was determined based on matching the terms of the swap (i.e. the notional amounts, underlying LIBOR rate, the term and the re-set date) to the amortizing tranche of the revolver. The hedge was classified as a cash flow hedge.  The Corporation recorded the changes in fair value of the interest rate swap through Other Comprehensive Income.

Upon reviewing the matching characteristics, the Corporation concluded that the maturity date of the debt was earlier than the maturity date of the swap.  The Corporation should not have applied the matched terms method in assessing hedge effectiveness.  Because the life of the swap exceeded the life of the debt, the Corporation has concluded that this transaction does not qualify for hedging accounting under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities.  During the 2005 Restatement, the Corporation corrected the accounting for this swap and removed all amounts from AOCI and charged income.  The amounts were between $100 thousand and $400 thousand.

Corporation Response to  Comment 9 in December letter

The Corporation will revise future disclosures related to the derivative instruments to include which ones are subject to hedge accounting and the methods used to assess effectiveness beginning with the 2005 Form 10-K.  For the three years ended October 31, 2005, there are no derivative instruments that qualify for hedge accounting.

Note 15: Sales of Receivables, page 37 (September letter)

14.    We note your disclosure that you sold retail notes and “finance lease receivables” through NFRRC.  Please tell us how you accounted for the sale of finance lease receivables considering the guidance in paragraph 89 of SFAS 140.

Response to Comment No. 14

Our original response in November 2005 is below.  However, the question is no longer applicable since the 2005 Restatement has all non-fleet retail notes and finance leases accounted for as secured borrowings for financial reporting purposes and not as sales under SFAS 140.

Paragraph 89 of SFAS 140 states “residual values meet the definition of financial assets to the extent that they are guaranteed at the inception of the lease” and “residual values guaranteed at inception are financial assets.”  The finance lease receivables sold into the securitizations through NFRRC are direct financing leases where the entire residual value of the lease is guaranteed by the lessee at lease inception and thus the entire finance lease receivable is a financial asset and, consequently, any transfers to NFRRC are subject to SFAS 140.

Note 15: Sales of Receivables, page 37 (September letter)

15. We note your disclosure that your SPCs have limited recourse on the sold receivables.   We also noted significant repurchases of receivables on your cash flow statement during each of the periods presented.  Please tell us how you considered these recourse provisions, including requirements to repurchase, in determining that these transfers of receivables qualified for sale treatment under SFAS 140.

Note 15: Sales of Receivables, page 37 (December Letter)

10.   We note your disclosure in the last paragraph on page 37 that receivables are sold with limited recourse. Please revise to disclose how you account for all assets obtained and liabilities incurred in the sale of receivables. For example, it is not clear from your disclosure on page 38 whether you record a liability for your recourse obligations or whether you reduce the related retained interests. Refer to Questions 67 and 68 of the Q&A on SFAS 140 for additional guidance.

11.   We note your response to comment 15 of our letter dated September 27, 2005. Please revise future filings to clarify whether the limited recourse that you maintain on sold receivables is related to credit risk exposure or potential liability under representations and warranties made to purchasers. Disclose the amount of any recorded liability related to representations and warranties, if material.

Response to Comment No. 15

The amounts identified on the Statements of Consolidated Cash Flow as “Repurchase of sold retail receivables” consist primarily of two elements: repurchases of receivables by the Corporation, as servicer, pursuant to a clean-up call or the Corporation’s failure to meet its representations and warranties as servicer.  See insert below.

The clean up call is specifically allowed under SFAS 140, paragraph 9(c) (see below).

Situations where the Corporation fails to meet the representations and warranties as servicer primarily involve cases where the Corporation, as servicer, is required to service the portfolio in the same manner as it services its owned portfolio, but is also precluded from restructuring the finance receivables in such a way as to change their yield.  In those cases where, the Corporation makes changes to a note’s interest rate as a result of a customer request prior to delinquency this violates the representations and warranties and the Corporation is required to repurchase the note from the trust.

The ability to make changes to a customer’s note or lease that do not violate the representations and warranties and do not represent a disadvantage to the Trust or investors, was the primary contributor to the restatement announced in November 2006. This ability to change notes and leases does not satisfy the surrender of control aspect of paragraph 9 of SFAS No. 140:

Per SFAS 140, Paragraph 9
“The transferor has surrendered control over transferred assets if and only if…
(c) The transferor does not maintain effective control over the transferred assets through…(2) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call,”

Response to Comment 10 in December letter

10.  When the Corporation sells receivables it retains a subordinate interest.  This interest is viewed as additional collateral by the purchasers of the receivables and for their benefit in the event that the payments or losses experienced would not be sufficient to fully pay the notes issued by the QSPE or Trust.  This has been characterized in our disclosure as “limited recourse.”  It is limited because the investors can only exhaust our subordinate interest.  Once it is depleted, NFC has no additional liability to the investors.  This is consistent with the guidance in Questions 67 and 68 of the Q&A on SFAS 140, specifically: “(67-A). . .if there is no liability beyond the transferor’s retained subordinated interests, then the retained interest should be initially recognized according to paragraph 10 and should be subsequently measured like other retained interests held in the same form.  Therefore, no recourse liability would be needed.”  And again in “(68-A) . . . if the transferee can only ‘look to’ cash flows from the underlying assets, the transferor has  retained a portion of the credit risk only through its retained interest and a separate obligation should not be recognized.”

 The Corporation will clarify this point in the footnotes to the financial statements beginning with the 2005 Form 10-K. See Exhibit A.

Response to Comment 11 in December letter

11.  The limited recourse that NFC maintains on sold receivables relates to credit risk.  This will be clarified in the disclosures beginning with the 2005 Form 10-K. (See Exhibit A) The Corporation does not have any recorded liabilities related to representations and warranties, but should any arise in the future the amount will also be disclosed.

Exhibits, Financial Statement Schedules and Reports on
 Form 8-K, page 47 (September letter)

16.   Please revise to include an exhibit which illustrates the computation of the ratio of earnings to fixed charges required by Item 503(d) of Regulation S-K.

Response to Comment No. 16

The Corporation will include Exhibit 12 “Statements re computation of ratios” as required by Item 503(d) of Regulation S-K in its Form 10-K for the period ended December 31, 2005.  The corporation will also include such Exhibit in all future Forms 10-K

The ratios as of October 31, 2004 were:
2000  1.95
2001  1.78
2002  2.17
2003  2.98
2004  3.50